As filed with the Securities and Exchange Commission on July 14, 2000
                                                 Registration File No. 333-35846

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 1
                                    FORM S-3

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                    AMERICAN TELESOURCE INTERNATIONAL, INC.
            (Exact name of registrant as specified in its charter)

                                   Delaware
        (State or other jurisdiction of incorporation or organization)

                                  74-2849955
                    (I.R.S. Employer Identification Number)

         12500 Network Boulevard, Suite 407, San Antonio, Texas 78249
                                (210) 558-6090
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                   Arthur L. Smith, Chief Executive Officer
         12500 Network Boulevard, Suite 407, San Antonio, Texas 78249
                                (210) 558-6090
(Name, address, including zip code and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration statement.

If only the securities being registered on this Form are being offered pursuant to a dividend or interest reinvestment plans, please check the following box. [_]

If any of the securities being registered on this Form are to be offered on a delayed or continuos basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

====================================================================================================
                                                        Proposed
                                                        Maximum       Proposed
             Title of                      Amount       Offering       Maximum          Amount of
            Securities                     To be         Price        Aggregate        Registration
          To be Registered               Registered    Per Share    Offering Price         Fee
----------------------------------------------------------------------------------------------------
Resale of common stock issued to
 refinance debt                             533,774     $5.125      $ 2,735,591.75       $  722.20
----------------------------------------------------------------------------------------------------
Resale of common stock issued upon
 conversion of debt                       2,099,155     $5.125      $10,758,169.38       $2,840.16
----------------------------------------------------------------------------------------------------
Resale of common stock issuable upon
 conversion of convertible preferred
 stock                                      540,833     $5.125      $    2,562,500       $  676.50
----------------------------------------------------------------------------------------------------
Resale of common stock to be paid as
 dividend on convertible preferred stock     54,083     $5.125      $      256,250       $   67.65
====================================================================================================

Calculated pursuant to Rule 457 (c), using the average of the high and low prices reported on April 26, 2000, solely for the purpose of calculating the Registration Fee

     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a) may determine.

PROSPECTUS NOT COMPLETE

          [Not Yet Issued]



                       3,227,845 Shares of Common Stock

                    AMERICAN TELESOURCE INTERNATIONAL, INC.

     Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 3.

     The selling shareholders identified on page 21 of this prospectus are offering these shares of common stock. For additional information on the methods of sale, you should refer to the section entitled "Plan of Distribution" on page 24. We will not receive any of the proceeds from the sale of the common stock by the selling shareholders.

     Our common stock is traded on the American Stock Exchange under the symbol "AI". On July 12, 2000, the closing price of our common stock was $5.8125 per share.



     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               TABLE OF CONTENTS

RELY ONLY ON THIS PROSPECTUS........................................   1
ATSI................................................................   1
RISK FACTORS........................................................   3
FORWARD LOOKING STATEMENTS..........................................  14
OUR CAPITAL STOCK...................................................  14
USE OF PROCEEDS.....................................................  18
COMMON STOCK ISSUED.................................................  18
SELLING SHAREHOLDERS................................................  21
PLAN OF DISTRIBUTION................................................  24
LEGAL MATTERS.......................................................  25
EXPERTS.............................................................  25
WHERE YOU CAN FIND MORE INFORMATION.................................  25

                         RELY ONLY ON THIS PROSPECTUS

     You should rely only on the information provided or incorporated by reference in this prospectus or any supplement. We have not authorized anyone to provide you with different information. This prospectus may be used only in states and other jurisdictions where it is legal to sell the common stock. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or the sale of any shares.

                                     ATSI

     American TeleSource International, Inc., or ATSI, is a communications company focusing on the market for wholesale and retail services between the United States and Latin America, and within Latin America. In 1993, we began assembling a framework of licenses, interconnection and service agreements, network facilities and distribution channels so that we would be in a position to take advantage of the de-monopolization of the Latin American telecommunications market, as well as the increasing demand for services in this market. Most of our current operations involve services between the U.S. and Mexico or within Mexico. We have some operations in Central America as well, and may expand our operations in the rest of Latin America as the regulatory environment permits.

     We also own a subsidiary, GlobalSCAPE, Inc. which sells its proprietary Internet productivity software, CuteFTP(R), CuteHTML(R), CuteZIP(TM), CuteMAP and CuteMX(TM). We have announced plans to distribute approximately 27% of the stock of GlobalSCAPE to our existing shareholders with a record date of July 14, 2000.

     We have had operating losses for almost every quarter since we began operations in 1994. Our auditors' opinion on our financial statements as of July 31, 1999 calls attention to substantial doubts as to our ability to continue as a going concern. This means that they question whether we can continue in business. We have experienced difficulty in paying our vendors and lenders on time in the past, and may experience difficulty in the future. If we are unable to pay our vendors and lenders on time, they may stop providing critical services or repossess critical equipment that we need to stay in business. We do not know when we will achieve profitability, so to stay in business we will almost certainly have to borrow money or sell additional stock. We do not know if we will be able to borrow money or sell additional stock on terms we find acceptable.

     Our strategy for the future is to maximize the use of our current infrastructure between Mexico and the United States, while focusing on expanding our retail customer base in Mexico and the United States. We also want to expand our network infrastructure in Mexico to reduce costs. We want to increase the ratio of retail traffic vs. wholesale traffic because we believe that retail traffic is less volatile than wholesale traffic, and retail customers pay more for our services than wholesale customers. Retail traffic should therefore produce greater profit margins than wholesale traffic. Our defined retail target market will be the underserved and underdeveloped Latino markets in the Mexico and the United States, where we plan to offer services that will function regardless of the user's location north or south of the U.S./Mexico border, such as enhanced prepaid calling services. Our marketing term for these types of services is "borderless."

     For the nine months ended April 30, 2000, the percentage of revenues generated by its wholesale, retail and Internet e-commerce business was 63%, 25% and 12%, respectively. Additional financial information can be found in our Form 10-Q filed June 14, 2000 for the three and nine months ended April 30, 2000.

     We have signed agreements to acquire a company, which owns a long distance license issued by the Mexican government. On July 11, 2000 we received final regulatory approval from the Mexican government to acquire this company. Currently we must rely on other Mexican-licensed long distance carriers to transport our traffic between our facilities in Mexico and the local telephone company in Mexico. By obtaining our own long distance license, we will be able to connect directly to the local telephone company in Mexico. We expect this to reduce our costs significantly beginning six to nine months after the closing of the acquisition. This will also allow us to implement our retail strategy more effectively.

     We have also signed an agreement to acquire Genesis Communications International, Inc., a privately owned telecommunications company focusing on the Latino market in the United States. The acquisition of Genesis will allow us to expand our retail presence in the United States. We expect the acquisition to be completed in the first quarter of fiscal 2001.

Our capital stock

     As of July 12, 2000 we have 67,018,661 shares of common stock outstanding.



     In addition to the 3,227,845 shares of common stock included in the registration statement of which this prospectus is a part, on October 26, 1999 as amended on April 14, 2000 and again on July 17, 2000 we filed a registration statement on Form S-3 to register an additional 2,076,001 shares of common stock for resale.

     The table below shows the potential dilution of our common stock resulting from the issuance of the shares of common stock that are included for resale in the registration statement of which this prospectus is a part: The series A preferred stock converts to common stock at an initial conversion price of $1.8490 until December 8, 2001 at which time the conversion price will be reset.



----------------------------------------------------------------------------------------------------
                                     # of shares issued at              % of total number of
Name                                 conversion  price of $ 1.8490      shares outstanding
----------------------------------------------------------------------------------------------------
 Common stock resulting from
 conversion of series A preferred
 stock                                                   540,833           Less than 1%

 ----------------------------------------------------------------------------------------------------
 Total                                                   540,833           Less than 1%
----------------------------------------------------------------------------------------------------


     In addition to the series A preferred stock, we have a series D preferred stock that also converts at a discount to market. We also have the right, but not the obligation, to issue up to 5 million shares of common stock under an equity line of credit at 92% of the market price of our common stock at the time of purchase. As of July 12, 2000, the total number of shares that would be issued upon full conversion of the series D, the outstanding series A, and if we issued the full 5 million shares of common stock under our equity line of credit would be 7,729,657 shares, which would represent approximately 10% of the total outstanding shares of common stock.

                                 RISK FACTORS

     The purchase of our common stock is very risky. You should not invest any money that you cannot afford to lose. Before you buy our stock, you should carefully read this entire prospectus. We have highlighted for you below all of the material risks to our business that we are aware of.

                          RISKS RELATED TO OPERATIONS

 .  Our auditors have questioned our viability

   Our auditors' opinion on our financial statements as of July 31, 1999 calls attention to substantial doubts as to our ability to continue as a going concern. This means that they question whether we can continue in business. If we cannot continue in business, our common stockholders would likely lose their entire investment. Our financial statements are prepared on the assumption that we will continue in business. They do not contain any adjustments to reflect the uncertainty over our continuing in business.

 . We expect to incur losses, so if we do not raise additional capital we may go out of business

   We have never been profitable and do not expect to become profitable in the near future. We have invested and will continue to invest significant amounts of money in our network and personnel in order to maintain and develop the infrastructure we need to compete in the markets for our services and achieve profitability. In the past we have financed our operations almost exclusively through the private sales of securities. Since we are losing money, we must raise the money we need to continue operations and expand our network either by selling more securities or borrowing money. We are not able to sell additional securities or borrow money on terms as desirable as those available to profitable companies, and may not be able to raise money on any acceptable terms. If we are not able to raise additional money, we will not be able to implement our strategy for the future, and we will either have to scale back our operations or stop operations.

   As of April 30, 2000 we had positive working capital of approximately $1.2 million. In order to maintain our financial position going forward it will be necessary for us to raise funds necessary to cover our recurring negative cash flows from operations. We can not estimate what that amount will be with reasonable certainty. For the nine months ended April 30, 2000, our negative cash flows from operations prior to debt service and capital expenditures were approximately $3.8 million. Conservatively, we will need to be able to raise similar capital over the next nine to twelve months.

   In the near term we expect to sell additional common stock or securities convertible into common stock, which will dilute our existing shareholders' percentage ownership of ATSI and depress the price of our common stock. See the risk factors below under the heading "Risks Related to Market for Common Stock."



 . It is difficult for us to compete with much larger companies such as AT&T, Sprint, MCI-Worldcom and Telmex

   The large carriers such as AT&T, Sprint and MCI/Worldcom in the U.S., and Telmex in Mexico, have more extensive owned networks than we do, which enables them to control costs more easily than we can. They are also able to take advantage of their large customer base to generate economies of scale, substantially lowering their per-call costs. Therefore, they are better able than we are to lower their prices as needed to retain customers. In addition, these companies have stronger name recognition and brand loyalty, as well as a broader portfolio of services, making it difficult for us to attract new customers. Our competitive strategy in the U.S. revolves around targeting markets that are largely underserved by the big carriers. However, some larger companies are beginning efforts or have announced that they plan to begin efforts to capture these markets.

   Mergers, acquisitions and joint ventures in our industry have created and may continue to create more large and well-positioned competitors.

 . The market for wholesale services is extremely price sensitive and there is downward pricing pressure in this market making it difficult for us to retain customers and generate adequate profit from this service

   Industry capacity along the routes serviced by ATSI is generally growing as fiber optic cable is activated. There have also been changes in the international regulatory scheme that have permitted large carriers such as AT&T and MCI/WorldCom to reduce the amount they may charge for international services. These factors, along with intense competition among carriers in this market, have created severe downward pricing pressure. For example, from October 1998 to October 1999, the prevailing price per minute to carry traffic from the U.S. to Mexico declined by approximately 45%. Although we carried almost twice as much wholesale traffic in fiscal year 1999 than in fiscal year 1998, we recognized about the same amount of revenue. If these pricing pressures continue, we must continue to lower our costs in order to maintain sufficient profits to continue in this market.

 . We may not be able to collect large receivables, which could create serious cash flow problems

   Our wholesale network customers generate large receivable balances, often over $500,000 for a two-week period. We incur substantial direct costs to provide this service since we must pay our carriers in Mexico to terminate these calls. If a customer fails to pay a large balance on time, we will have difficulty paying our carriers in Mexico on time. If our carriers suspend services to us, it may affect all our customers.

 .   We may not be able to pay our suppliers on time, causing them to discontinue critical services

    We have not always paid all of our suppliers on time due to temporary cash shortfalls. Our critical suppliers are SATMEX for satellite transmission capacity and Bestel for fiber optic cable. We also rely on various Mexican and U.S. long distance companies to complete the intra-Mexico and intra-U.S. long distance portion of our calls. For the first two quarters of fiscal 2000, the monthly average amount due to these suppliers as a group was approximately $1,724,000. We currently have overdue outstanding balances with long distance carriers for the first three quarters of fiscal 2000 of approximately $1.1 million on which we are making payments. Critical suppliers may discontinue service if we are not able to make payments on time in the future. In addition, equipment vendors may refuse to provide critical technical support for their products if they are not paid on time under the terms of support arrangements. Our ability to make payments on time depends on our ability to raise additional capital or improve our cash flow from operations.

 .   We may not be able to make our debt payments on time or meet financial covenants in our loan agreements, causing our lenders to repossess critical equipment

    We purchased some of our significant equipment with borrowed money, including a substantial number of our payphones located in Mexico, our DMS 250/350 International gateway switch from Nortel, and packet-switching equipment from Network Equipment Technologies. We pay these three lenders approximately $171,165 on a monthly basis. Our amended 10-K, which is incorporated by reference in this prospectus, includes more information about our equipment, equipment debt and capital lease obligations - see footnote 6 to our amended 10-K. The lenders have a security interest in the equipment to secure repayment of the debt. This means that the lenders may take possession of the equipment and sell it to repay the debt if we do not make our payments on time. We have not always paid all of our equipment lenders on time due to temporary cash shortfalls. These lenders may exercise their right to take possession of certain critical equipment if we are not able to make payments on time in the future. Our ability to make our payments on time depends on our ability to raise additional capital or improve our cash flow from operations. We defaulted on our Nortel switch loan agreement as of the end of our 3rd quarter, April 30, 2000, by failing to meet financial covenants related to revenues, gross margins and EBITDA. The lender granted us a waiver of that default, but it appears likely that we will be in default of those financial covenants again at the quarter and year ending July 31, 2000. This lender may not grant us a waiver of this expected default, meaning that the lender would have the right to repossess this equipment under the terms of the loan agreement. For more information on this expected default, you should see the Liquidity and Capital Resources section of our 10-Q for the quarter ending April 30, 2000. For more information on our other loans and capital leases you should see our amended 10-K for the year ended July 31, 1999.

 .   A large portion of our revenue is concentrated among a few customers, making us vulnerable to sudden revenue declines.

    Our revenues from wholesale services currently comprise about 60% of our total revenues.

  The volume of business sent by each customer fluctuates, but this traffic is often heavily concentrated among three or four customers. During some periods in the past, two of these customers have been responsible for 50% of this traffic. Generally, our wholesale customers are able to re-route their traffic to other carriers very quickly in response to price changes. If we are not able to continue to offer competitive prices, these customers will find some other supplier and we will lose a substantial portion of our revenue very quickly. In addition, mergers and acquisitions in our industry may reduce the already limited number of customers for our wholesale services.

 . The telecommunications industry has been characterized by steady technological change. We may not be able to raise the money we need to acquire the new technology necessary to keep our services competitive.

  To compete successfully in the wholesale and retail markets, we must maintain the highest quality of service. Therefore, we must continually upgrade our network to keep pace with technological change. This is expensive, and we do not have the substantial resources that our large competitors have.

 . We may not be able to generate the sales volume we need to recover our substantial capital investment in our infrastructure.

  We have made a substantial investment in our network and personnel to position ourselves in our target markets and will continue to do so. Therefore, we must achieve a high volume of sales to make this investment worthwhile. We compete for wholesale and retail customers with larger, and better known companies making it relatively more difficult for us to attract new customers for our services.

 . We may not be able to lease transmission facilities we need at cost-effective rates

  We do not own all of the transmission facilities we need to complete calls. Therefore, we depend on contractual arrangements with other telecommunications companies to complete our network. For example, although we own the switching and transport equipment needed to receive and transmit calls via satellite and fiber optic lines, we do not own a satellite or any fiber optic lines and must therefore lease transmission capacity from other companies. We may not be able to lease facilities at cost-effective rates in the future or enter into contractual arrangements necessary to expand our network or improve our network as necessary to keep up with technological change.

  In 1999 we experienced difficulty in obtaining fiber optic cable due to a supplier's default under the terms of a lease agreement. This difficulty was central to our failure to meet our revenue goals for 1999 since our goals were based on implementing a new fiber optic route in January of 1999. We were required to lease fiber optic lines from a different supplier at a higher price, with the alternative fiber becoming operational in June 1999 - delaying the new revenues by six months. This difficulty is described in more detail in our amended 10-K in Legal Proceedings.

 . The carriers on whom we rely for intra-Mexico long distance may not stay in business leaving us fewer and more expensive options to complete calls

   There are only 15 licensed Mexican long distance companies, and we currently have agreements with four of them. One of these, Avantel, S.A. de C.V. has said publicly that it may not continue in the business because of its difficulty in achieving a desired profit margin. If the number of carriers who provide intra-Mexico long distance is reduced, we will have fewer route choices and may have to pay more for this service.

 . We may have service interruptions and problems with the quality of transmission, causing us to lose call volumes and customers

   To retain and attract customers, we must keep our network operational 24 hours per day, 365 days per year. We have experienced service interruptions and other problems that affect the quality of voice and data transmission. We may experience more serious problems. In addition to the normal risks that any telecommunications company faces (such as fire, flood, power failure, equipment failure), we may have a serious problem if a meteor or space debris strikes the satellite that transmits our traffic, or a volcanic eruption or earthquake interferes with our operations in Mexico City. If a portion of our network is effected by such an event, a significant amount of time could pass before we could re-route traffic from one portion of our network to the other, and there may not be sufficient capacity on only one portion of the network to carry all of our traffic at any given time.

   To stay competitive, we will attempt to integrate the latest technologies into our network. We are currently implementing "packet switching" transport capabilities such as Asynchronous Transfer Mode and we will continue to explore new technologies as they are developed. Our amended 10-K describes these technologies. The risk of network problems increases during periods of expansion and transition to new technologies.

 .  Changes in telecommunications regulations may harm our competitive position

   Historically, telecommunications in the U.S. and Mexico have been closely regulated under a monopoly system. As a result of the Telecommunications Act of 1996 in the U.S. and new Mexican laws enacted in the 1990's, the telecommunications industry in the U.S. and Mexico are in the process of a revolutionary change to a fully competitive system. U.S. and Mexican regulations governing competition are evolving as the market evolves. For example, FCC regulations now permit the regional Bell operating companies (former local telephone monopolies such as Southwestern Bell) to enter the long distance market if certain conditions are met. The entry of these formidable competitors into the long distance market will make it more difficult for us to establish a retail customer base. There may be significant regulatory changes that we cannot even predict at this time. We cannot be sure that the governments of the U.S. and Mexico will even continue to support a migration toward a competitive telecommunications market.

 . Regulators may challenge our compliance with laws and regulations causing us considerable expense and possibly leading to a temporary or permanent shut down of some operations

  Government enforcement and interpretation of the telecommunications laws and licenses is unpredictable and is often based on informal views of government officials and ministries. This is particularly true in Mexico and certain of our target Latin American markets, where government officials and ministries may be subject to influence by the former telecommunications monopoly, such as Telmex. This means that our compliance with the laws may be challenged. It could be very expensive to defend this type of challenge and we might not win. If we were found to have violated the laws that govern our business, we could be fined or denied the right to offer services.

 . Our operations may be affected by political changes in Mexico and other Latin
  American countries

  The majority of our foreign operations are in Mexico. The political and economic climate in Mexico is more uncertain than in the United States and unfavorable changes could have a direct impact on our operations in Mexico. For example, a newly elected set of government officials could decide to quickly reverse the deregulation of the Mexican telecommunications industry economy and take steps such as seizing our property, revoking our licenses, or modifying our contracts with Mexican suppliers. A period of poor economic performance could reduce the demand for our services in Mexico. There might be trade disputes between the United States and Mexico that result in trade barriers such as additional taxes on our services. The Mexican government might also decide to restrict the conversion of pesos into dollars or restrict the transfer of dollars out of Mexico. These types of changes, whether they occur or are only threatened, would also make it more difficult for us to obtain financing in the United States.

 . If the value of the Mexican Peso declines relative to the Dollar, we will have decreased earnings as stated Dollars

  Approximately 20% of ATSI's revenue is collected in Mexican Pesos. If the value of the Peso relative to the Dollar declines, that is, if Pesos are convertible into fewer Dollars, then our earnings, which are stated in dollars, will decline. We do not engage in any type of hedging transactions to minimize this risk and do not intend to do so.

 . We may not successfully integrate the operations of Genesis

  If we are unable to integrate the operations of Genesis Communications International, Inc. upon completion of the acquisition, it may adversely affect our future operations, specifically, the shift towards and implementation of our retail strategy.

                          RISKS RELATED TO FINANCING




 . We owe $330,000 to the holder of our series D preferred stock for taking too long to obtain an effective registration statement, and we will owe it even more money if the registration statement is not declared effective soon.

   Under the terms of registration rights agreements we signed with The Shaar Fund at the time we issued our series C preferred stock on September 24, 1999 we are required to pay liquidated damages to The Shaar Fund of $25,000 for failing to file a registration statement for the underlying common stock by October 24, 2000 or failing to obtain effectiveness by December 23, 2000, and an additional $25,000 for each subsequent 30 day period that we fail to meet those targets. We initially filed our registration statement for the common stock underlying the series C preferred stock on October 26, 2000, 2 days late. The Shaar Fund has waived the penalty resulting from that late filing. As of June 30, 2000, we have not obtained effectiveness of the registration statement, resulting in liquidated damages owing to The Shaar Fund of $150,000, with another $25,000 to accrue if the registration statement is not effective by July 20, 2000.

   Under the terms of registration rights agreements we signed with The Shaar Fund at the time we issued our series D preferred stock on February 22, 2000 we are required to pay liquidated damages to The Shaar Fund of $60,000 for failing to file a registration statement for the underlying common stock by April 1, 2000 or failing to obtain effectiveness by June 1, 2000 and an additional $60,000 for each subsequent 30 day period that we fail to meet those targets. We filed a registration statement including the common stock underlying the series D preferred stock late, resulting in liquidated damages of $60,000. As of July 1, 2000 we have not obtained effectiveness of the registration statement resulting in an additional $120,000.

 . The terms of our preferred stock includes disincentives to a merger or other change of control, which could discourage a transaction that would otherwise be in the interest of our stockholders.

   In the event of a change of control of ATSI, the terms of the series D preferred stock permit The Shaar Fund to choose either to receive whatever cash or stock the common stockholders receive in the change of control as if the series D stock had been converted, or to require us to redeem the series D preferred stock at $1560 per share. If all 3,000 shares of the series D preferred stock were outstanding at the time of a change of control, this could result in a payment to The Shaar Fund of $4,680,000. The possibility that we might have to pay this large amount of cash would make it more difficult for us to agree to a merger or other opportunity that might arise even though it would otherwise be in the best interest of the shareholders.

 . We may have to redeem the series D preferred stock for a substantial amount of cash, which would severely restrict the amount of cash available for our operations.

   The terms of the series D preferred stock require us to redeem the stock for cash in two circumstances in addition to the change of control situation described in the immediately preceding risk factor.

   First, the terms of the series D preferred stock prohibits The Shaar Fund from acquiring more than 11,509,944 shares of our common stock, which is 20% of the amount of shares of common stock outstanding at the time we issued the series D preferred stock. The terms of the series D preferred stock also prohibit The Shaar Fund from holding more than 5% of our common stock at any given time. Due to the floating conversion rate, the number of shares of common stock that may be issued on the conversion of the series D stock increases as the price of our common stock decreases, so we do not know the actual number of shares of common stock that the series D preferred stock will be convertible into. On the second anniversary of the issuance of the series D preferred stock we are required to convert all remaining unconverted series D preferred stock. If this conversion would cause The Shaar Fund to exceed these limits, then we must redeem the excess shares of Series D preferred stock for cash equal to $1270 per share, plus accrued but unpaid dividends.



   Second, if we refuse to honor a conversion notice or a third party challenges our right to honor a conversion notice by filing a lawsuit, The Shaar fund may require us to redeem any shares it then holds for $1270 per share. If all 3,000 shares were outstanding at the time of a redemption, this would result in a cash payment of $3,810,000 plus accrued and unpaid dividends. If we were required to make a cash payment of this size, it would severely restrict our ability to fund our operations.

 . We may redeem our preferred stock only under certain circumstances, and redemption requires us to pay a significant amount of cash and issue additional warrants; therefore we are limited as to what steps we may take to prevent further dilution to the common stock if we find alternative forms of financing

   We may redeem the series A preferred stock only after the first anniversary of the issue date, and only if the market price for our common stock is 200% or more of conversion price for the series A preferred stock. The redemption price for the series A stock is $100 per share plus accrued and unpaid dividends. We may redeem the series D preferred stock only if the price of our common stock falls below $9.00, the price on the date of closing the series D preferred stock. The redemption price is $1270 per share, plus accrued but unpaid dividends, plus an additional warrant for the purchase of 150,000 shares of common stock. In the event that we are able to find replacement financing that does not require dilution of the common stock, these restrictions would make it difficult for us to "refinance" the preferred stock and prevent dilution to the common stock.

 .  The partial distribution and public offering of shares of our subsidiary
   GlobalSCAPE will have a negative impact on our operating results and cash flows.

   Because GlobalSCAPE currently contributes significantly to our consolidated EBITDA results, we expect our consolidated operating and cash flow results to decline after the distribution and offering.

                 RISKS RELATING TO MARKET FOR OUR COMMON STOCK

 . We expect the holders of our preferred stock and warrants and our employees who have stock options to convert their stock and exercise their warrants and options, which will result in significant dilution to the common stock

   Page 18 of this prospectus contains an explanation of all of the outstanding securities that are convertible into or exercisable for ATSI's common stock. The table on page 15 describes the features of the preferred stock in more detail. Given the current market price of our stock, the holders of most of these securities will realize a financial benefit by converting or exercising their securities, so we expect that almost all of the common stock that may be issued under the terms of each of these securities will be issued. Even if the holders of the preferred stock do not elect to convert, the terms of the preferred stock require conversion after a certain time. Since the conversion price of our preferred stock floats at a discount to market price, we do not know how many shares will ultimately be issued.

 . The sale of the common stock issued upon conversion of preferred stock and exercise of the warrants will put downward pricing pressure on ATSI's common stock; any potential short sales by those converting will also put downward pressure on ATSI's common stock

   Most of the common stock issued upon conversion of preferred sock has been or will be registered with the SEC, meaning that the common stock will be freely tradable in the near term. We expect many of the stockholders will sell their holdings in the near term, and in particular we expect The Shaar Fund to sell its shares of common stock resulting from the conversion of the series D preferred stock very shortly after it is issued to them. The addition of this substantial number of shares of common stock to the market will put downward pricing pressure on out stock.

 . We will likely continue to issue common stock or securities convertible into common stock to raise funds we need, which will further dilute your ownership of ATSI and may put additional downward pricing pressure on the common stock

   Since we continue to operate at a loss, we will continue to need additional funds to stay in business. At this time, we are not likely to be able to borrow enough money to continue operations on terms we find acceptable so we expect to have to sell more shares of common stock or more securities convertible in common stock. Convertible securities will likely have similar features to our existing preferred stock, including conversion at a discount to market. The sale of additional securities will further dilute your ownership of ATSI and put additional downward pricing pressure on the stock.

   From January 1, 1999 to July 5, 2000, we issued 13,945,475 new shares of common stock on a fully diluted basis, which represents 19.37% of our fully diluted outstanding common stock. The fully diluted outstanding common stock includes an assumed number of shares of common stock that have not yet been issued, but are issuable upon conversion of convertible preferred stock, warrants and stock options. Our convertible preferred stock has a conversion price that floats with the market price of our common stock. We calculated the number of shares included in this amount by using an assumed conversion price based on our market price as of July 12, 2000. The actual number of shares that may be issued may be materially higher or lower. For more information on dilution, please see page 18.

 .  We have signed an agreement for a private equity line of credit.

   We signed an agreement on April 10, 2000 with an investor under which we may require the investor to purchase up to 5 million shares of common stock over an eighteen month period at 92% of the market price for our common stock at the time of purchase. We are not required to use this credit line facility, but if we do use this facility, we must issue common stock for an aggregate investment of at least $1.5 million over the term of the facility. If ATSI elects to use this facility, it must issue to the investor warrants for 1,500 shares of common stock for every $100,000 that is invested at an exercise price of 120% of the average of the five closing sale prices preceding the date of the investment, and an additional 1,000 warrants per 100,000 invested as a finder's fee on the same terms. To use this facility, we must file a registration statement for the common stock that we would issue and obtain effectiveness of the registration statement.


   If we elect to raise funds by selling shares of common stock under our 5 million share credit line facility described above, those shares will be issued at an 8% discount to the market price for our common stock

 . The potential dilution of your ownership of ATSI will increase as our stock price goes down, since our preferred stock is convertible at a floating rate that is a discount to the market price.

   Our series A and D preferred stock is convertible into common stock based on a conversion price that is a discount to the market price for ATSI's common stock. The conversion price for the series A stock is reset each year on the anniversary of the issuance of the stock, and the conversion price for the series D preferred stock floats with the market on a day-to-day basis. For each series, the number of shares of common stock that will be issued on conversion increases as the price of our common stock decreases. Therefore, as our stock price falls, the potential dilution to the common stock increases, and the amount of pricing pressure on the stock resulting from the entry of the new common stock into the market increases.

 . Sales of common stock by the preferred holders may cause the stock price to decrease, allowing the preferred stock holders to convert their preferred stock into even greater amounts of common stock, the sales of which would further depress the stock price.

   The terms of the preferred stock may amplify a decline in the price of our common stock since sales of the common stock by the preferred holders may cause the stock price to fall, allowing them to convert into even more shares of common stock, the sales of which would further depress the stock price.

 . The potential dilution of your ownership of ATSI resulting from our series D preferred stock will increase if we sell additional common stock for less than the conversion price applicable to the series D preferred stock.

   The terms of the series D preferred stock require us to adjust the conversion price if we sell common stock or securities convertible into common stock at a greater discount to market than provided for the series D preferred stock. Therefore, if we sell common stock or securities convertible into common stock in the future on more favorable terms than the discounted terms, we will have to issue even more shares of common stock to The Shaar Fund than initially agreed on.

 .  The issuance of our convertible preferred stock may violate the rules of The
   American Stock Exchange, which could result in the delisting of our common stock

   The rules of The American Stock Exchange, or the Amex, require that the voting rights of existing shareholders may not be disparately reduced or restricted through any corporate action or issuance. The Amex has stated in its interpretive materials relating to the exchange rules that floating priced convertible securities that vote on an as converted basis, such as our series A preferred stock, raise voting rights concerns because of the possibility that, due to a decline it the price of the underlying common stock the preferred stock holder will having voting rights disproportionate to its investment in our company. These interpretive materials also indicate that the Amex may view the issuance of floating rate convertible securities, such as our series A or D preferred stock as a violation of their rule against engaging in operations which are contrary to the public interest since the returns on securities of this type may become excessive compared with those of public investors in our common stock.

 . We expect to issue additional shares of common stock to pay dividends on the preferred stock, further diluting your ownership of ATSI and putting additional downward pricing pressure on the common stock.

   The series A stock requires quarterly dividends of 10% per annum, and the series D stock requires quarterly dividends of 6% per annum. We have the option of paying these dividends in shares of common stock instead of cash and we expect to use that option. The number of shares of common stock that are required to pay the dividends is calculated based on the same floating conversion price applicable to the conversion of the preferred stock, so the lower our common stock price, the more shares of common stock it takes to pay the dividends. The issuance of these additional shares of common stock will further dilute your ownership of ATSI and put additional downward pricing pressure on the common stock. The amount of dividends accrued as of June 30, 2000 is $71,275 on series A preferred stock, and $60,000 on the series D preferred stock.

 . We have agreed to issue additional shares as consideration for the purchase of Genesis Communications International, Inc.

   We will have to issue up to an additional 9.6 million shares upon the closing of this transaction. The entry of these shares will put further market pressure on the price of common stock.

 . You will almost certainly not receive any cash dividends on the common stock in the foreseeable future.

   Sometimes investors buy common stock of companies with the goal of generating periodic income in the form of dividends. You may receive dividends from time to time on stock you own in other companies. We have no plan to pay dividends in the near future.




 . If the price of common stock falls to a low price for a substantial period of time, the Amex may delist our common stock

   The Amex has in the past delisted stock that fell below $4 per share for an extended period of time. If our common stock falls to this level and is delisted, trading in our common stock would be conducted in the over-the-counter market on the electronic bulletin board or in the pink sheets administered by the NASD. This would likely adversely affect the liquidity of the common stock because it would be more difficult for stockholders to obtain accurate stock quotations. In addition, if our stock were not traded on a national exchange, sales of our stock would likely be subject to the SEC's penny stock rules which generally create a delay between the time that a stockholder decides to sell shares and the time that the sale may be completed.

 . A delay or failure to complete a public offering may have a negative impact on us

   If we experience a delay or fail to complete a public offering we may inhibit GlobalSCAPE's ability to accelerate the implementation of their business plan. Additionally, a delay or failure to complete a public offering may adversely impact the influx of further capital into ATSI and/or
   GlobalSCAPE.

                          FORWARD-LOOKING STATEMENTS

   This prospectus and the documents incorporated by reference in this prospectus contain "forward-looking statements." "Forward looking statements" are those statements, which describe management's beliefs and expectations about the future. We have identified forward-looking statements in this prospectus by using words such as "anticipate," "believe," "could," "estimate," "may," "could," "expect," and "intend." Although we believe these expectations are reasonable, our operations involve a number of risks and uncertainties, including those described in the Risk Factors section of this prospectus. Therefore, these types of statements may prove to be incorrect.

                               OUR CAPITAL STOCK

      As of July 12, 2000 we have 67,018,661 shares of common stock outstanding. In addition to our common stock, we currently have two series of preferred stock outstanding. The series of preferred stock were issued in private placements and are not freely tradable, but are convertible into shares of common stock. We also have warrants outstanding for the purchase of common stock. The registration statement of which this prospectus is a part includes 594,916 shares of common stock that have not been issued, but will likely be issued upon conversion of preferred stock, payment of dividends on preferred stock, and exercise of warrants. Our registration statement filed on October 26, 1999 as amended on April 14, 2000 and July 12, 2000, includes 1,564,000 shares of common stock that have not been issued, but will likely be issued upon conversion of preferred stock, payment of dividends on preferred stock and exercise of warrants.

      We signed an agreement on April 10, 2000 with an investor under which we may require the investor to purchase up to 5 million shares of common stock over an eighteen month period at 92% of the market price for our common stock at the time of purchase. We are not required to use this facility, but if we do use this facility, we must issue common stock for an aggregate investment of at least $1.5 million over the term of the facility. If ATSI elects to use this facility, it must issue to the investor warrants for 1,500 shares of common stock for every $100,000 that is invested at an exercise price of 120% of the average of the five closing sale prices preceding the date of the investment, and an additional 1,000 warrants per 100,000 invested as a finders fee on the same terms. To use this facility, we must file a registration statement for the common stock that we would issue and obtain effectiveness of the registration statement. The investor has the right to terminate this facility if we have not filed a registration statement by July 11, 2000. As of the date of this fililng, the investor has not chosen to exercise their right to terminate the facility. Accordingly, we have begun discussions with the investor to extend the termination date.

      The features of our common stock are described in our registration statement on Form S-4 filed with the SEC on March 6, 1998 and incorporated by reference in this prospectus. The features of the preferred stock and the registration status of the common stock into which they may be converted are summarized in the table below.

Features of Series A Preferred Stock
------------------------------------

--------------------------------------------------------------------------------
                                   Series A
--------------------------------------------------------------------------------
Shares Outstanding                 25,511
--------------------------------------------------------------------------------
Amount Paid Per Share              $100
--------------------------------------------------------------------------------
Dividends                          10% per annum payable quarterly in arrears
                                   beginning June 1, 1999; payable in shares of
                                   ATSI common stock

                                   participate in distributions to common stock
                                   holders as if preferred stock had been
                                   converted into common stock on record date
                                   for distribution
--------------------------------------------------------------------------------
Dividend Preference                Prior to common stock, ratably with series D
                                   preferred stock
--------------------------------------------------------------------------------
Liquidation Preference             Prior to common stock, shares ratably with
                                   series D preferred stock; liquidation payment
                                   of $100 per share outstanding plus accrued
                                   and unpaid dividends
--------------------------------------------------------------------------------
Voting Rights                      Votes as if conversion of outstanding shares
                                   occurred on record date for vote; majority
                                   approval required for significant corporate
                                   events such as merger or sale
--------------------------------------------------------------------------------
Conversion Price                   Average of closing sale prices for the 20
                                   trading days
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                   preceding issuance times $100
                                   per share, plus accrued and unpaid dividends;
                                   reset on each anniversary date to greater of
                                   75% of initial conversion price or 75% of 20
                                   day trading average prior to anniversary date
--------------------------------------------------------------------------------
Conversion Time                    From date of issuance to February 28, 2005;
                                   mandatory conversion on February 28, 2005
--------------------------------------------------------------------------------
Adjustments to Conversion Price    As appropriate in event of stock split,
                                   reverse stock split or stock dividend
--------------------------------------------------------------------------------
Change of Control of ATSI          no special provision
--------------------------------------------------------------------------------
Mandatory Redemption               N/A
--------------------------------------------------------------------------------
Optional Redemption                At ATSI's option after first anniversary of
                                   issue date if market price of common stock is
                                   200% or more of conversion price, for $100
                                   per share plus accrued and unpaid dividends
--------------------------------------------------------------------------------
Trading/                           Restricted, common shares issued on
Conversion Restrictions            conversion restricted with exception of
                                   common shares underlying 10,000 shares of
                                   Series A which ATSI has agreed to register
--------------------------------------------------------------------------------
Registration Rights                For 10,000 shares issued February 4, 2000,
                                   registration statement for underlying common
                                   stock to be filed by April 30, 2000; with
                                   agreement that first third may not be
                                   converted into common stock until April 30,
                                   2000, second third until July 31, 2000 and
                                   final third until October 31, 2000.
--------------------------------------------------------------------------------
Liquidated Damages for             $25,000 for failure to file registration
Failure to Meet Registration       statement by April 30, 2000 or obtain
Deadlines                          effectiveness by 90 days from filing, and
                                   $25,000 for each subsequent 30 day period
                                   that targets are not met
--------------------------------------------------------------------------------
Other                              N/A
--------------------------------------------------------------------------------

Other Securities not covered by this prospectus

                                   Series D
--------------------------------------------------------------------------------
Shares Outstanding                 3,000
--------------------------------------------------------------------------------
Amount Paid Per Share              $1000
--------------------------------------------------------------------------------
Dividends                          6% per annum payable quarterly in arrears,
                                   beginning March 31, 2000; payable in cash or
                                   registered shares of ATSI common stock, at
                                   ATSI's election
--------------------------------------------------------------------------------
Dividend Preference                Prior to common stock, ratably with Series A
                                   preferred stock
--------------------------------------------------------------------------------
Liquidation Preference             Prior to common stock, ratably with Series A
                                   preferred stock; liquidation payment of $1300
                                   per share outstanding plus accrued and unpaid
                                   dividends
--------------------------------------------------------------------------------
Voting Rights                      None, except as required by Delaware law
--------------------------------------------------------------------------------
Conversion Price                   Lesser of $5.4375 or 83% of the average of
                                   the lowest 5 closing bid prices for the
                                   common stock during the 10 trading days prior
                                   to conversion
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Conversion Time                    Any time after February 22, 2000, except for
                                   a single 30 day lock out if common stock
                                   price falls below $2.50; mandatory conversion
                                   of any remaining shares on February 22, 2002
--------------------------------------------------------------------------------
Adjustments to Conversion Price    Upon notice of stock split, dividend, or
                                   issuance of additional shares at a discount
                                   to market, holder may elect to convert based
                                   on average closing bid price during five or
                                   fewer trading days preceding conversion;

                                   If common stock becomes ineligible for
                                   trading on OTCBB, AMEX or NASDAQ, conversion price adjusted to 65% of average of five lowest closing bid prices during ten trading days preceding conversion.

                                   If ATSI issues common stock, common stock
                                   warrants or securities convertible into
                                   common stock at a lower price than conversion
                                   price for Series D preferred, and agrees to
                                   register the common stock, holder's
                                   conversion price is adjusted to lowest price
                                   for new issuance
--------------------------------------------------------------------------------
Change of Control of ATSI          holder may elect redemption at 120% of sum of
                                   $1300 per share and accrued and unpaid
                                   dividends, or convert to whatever type of
                                   security the common stockholders received in
                                   the change of control;
--------------------------------------------------------------------------------
Mandatory Redemption               Upon change of control of ATSI, holder may
                                   elect redemption at 120% of sum of $1300 per
                                   share and accrued and unpaid dividends, or
                                   convert to whatever type of security the
                                   common stockholders received in the change of
                                   control;

                                   Holder may elect redemption at $1270 per
                                   share plus accrued and unpaid dividends if
                                   ATSI refuses to honor conversion notice or
                                   third party brings suit challenging
                                   conversion
--------------------------------------------------------------------------------
Optional Redemption                At ATSI's option if price of common stock
                                   falls below price at closing date, for $1270
                                   per share plus accrued but unpaid dividends
                                   plus additional warrant for 150,000 shares of
                                   common stock (on same terms as warrant issued
                                   to The Shaar Fund on February 22, 2000)
--------------------------------------------------------------------------------
Trading/                           Restricted; common shares issued on
Conversion Restrictions            conversion to be restricted until
                                   registration;

                                   one time 30 day lock out if price of common
                                   stock is $2.50 or less
--------------------------------------------------------------------------------
Registration Rights                Registration statement for underlying common
                                   stock to be filed by April 1, 2000 and
                                   effective by June 1, 2000
--------------------------------------------------------------------------------
Liquidated Damages for             $60,000 for failing to file by April 1, 2000
                                   or obtain
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Failure to Meet Registration       by June 1, 2000; $60,000 for each subsequent
Deadlines                          30 day period by June 1, 2000; $60,000 for
                                   each subsequent 30 day period
--------------------------------------------------------------------------------
Other                              Ten day right of first refusal on issuance of
                                   common stock, warrants for common stock, or
                                   securities convertible into common stock for
                                   price less than then-current market price, or
                                   debt with interest greater than 9.9%

                                   No issuances of common stock that would cause holder to own more than 5% of ATSI's total common stock at any given time; if 5% limit would be exceeded on mandatory conversion date ATSI may redeem excess shares or extend conversion date for one year

                                   Total issuances of common stock during term of Series D not to exceed 11,509,944 (20% of ATSI's total shares outstanding at closing date); ATSI must redeem any excess

                                   May not create new stock having liquidation
                                   preference over Series D
--------------------------------------------------------------------------------

Potential Dilution of all Securities

     In addition to our Series A and Series D convertible preferred stock we have various securities outstanding which could be converted to common stock and could further dilute your ownership as a shareholder. As of July 12, 2000, we had 1,645,214 options outstanding at a weighted exercise price of $0.89 and 541,045 warrants outstanding (220,000 of which are related to convertible preferred stock issuances) at a weighted exercise price of $1.56. At July 12, 2000 if common stock shares were issued for all these potentially dilutive transactions, the additional shares issued would be approximately 9,915,916 representing approximately 13% of our then outstanding common stock.

     Additionally, the Company is obligated to issue an additional 400,000 shares and an additional 100,000 warrants now that it has obtained final regulatory approval of its acquisition of the Mexican company with a long distance concession and may be required to issue up to 9.6 million shares of common stock upon closing of it announced acquisition of Genesis Communications International, Inc.

                                USE OF PROCEEDS

     The selling shareholders will receive the proceeds from the shares of common stock. We will not receive any of the proceeds.

                              COMMON STOCK ISSUED

     The common stock offered by this prospectus has been or may be issued to the selling shareholders pursuant to the terms of the following securities:

 . 1,728,552 shares of common stock issued on March 13, 2000 in exchange for convertible notes having a balance of $2,065,719;

 . 533,774 shares of common stock issued on March 13, 2000 to raise funds to retire convertible notes having a balance of $632,202;

 . 370,603 shares of common stock issued on March 13, 2000 in exchange for a note having an outstanding balance of $439,000;

 . up to 540,833 shares of common stock that may be issued upon conversion of 10,000 shares of our series A preferred stock issued to Kings Peak, LLC. on February 4, 2000, based upon an initial conversion price of $1.8490, the actual number of shares may be materially higher or lower.

 . up to 54,083 shares of common stock that may be issued in payment of dividends on the series A preferred stock issued to Kings Peak, LLC on February 4, 2000; based upon an initial conversion price of $1.8490; the actual number of shares may be materially higher or lower.

      You should carefully review this information and the discussion in the Risk Factors section describing the risks arising from the uncertainty regarding the number of shares that may be issued and the potential dilution to your ownership of our common stock.

Convertible Notes

      On March 17, 1997, ATSI issued notes to 23 investors for an aggregate of $2.2 million. The notes had a maturity of March 17, 2000 and provided for interest at 10% per annum to be paid on a semi-annual basis on March 1 and September 1 of each year. The notes provided that ATSI could issue a series of redeemable preferred stock and convert the notes to the preferred stock prior to maturity. In October 1997, the holders of the notes agreed to a modification permitting ATSI to defer payment of accrued interest until maturity.

      Each note holder was also issued warrants to purchase common stock of ATSI for no additional consideration. The warrants had an exercise price per share of $.27, and were exercisable for three years. Note holders were issued warrants for the purchase of 108,549 shares of common stock for each $50,000 invested in the convertible notes. Total warrants issued were 4,776,156 on the total convertible notes of $2.2 million.

      By letters to the note holders dated December 30, 1999 and January 24, 2000, ATSI offered the note holders the right to exercise outstanding warrants to purchase ATSI's common stock by offsetting the exercise price against amounts accrued on their note, and the right to convert any remaining balance of the note into common stock of ATSI at a conversion price equal to a 20% discount to the average closing price of ATSI's common stock during the month of January 2000. ATSI also agreed to register the shares of common stock issued upon conversion of the notes. Note holders having an accrued balance of approximately $2.27 million elected to accept ATSI's offer. Of the $2.27 million, approximately $200,000 was applied to the exercise price of warrants held by the note holders, and the remaining balance was converted to ATSI common stock at a conversion price of $1.1844 resulting in the issuance of 1,728,552 shares.

      The note holders who did not accept ATSI's offer were paid in full with the proceeds of a private placement completed on January 31, 2000. ATSI issued 533,774 shares or common stock in the private placement at a purchase price of $1.1844, the same as the conversion price offered to the converting note holders.

Beachcraft Note

      On October 14, 1997, ATSI borrowed $1 million from the predecessor of Beachcraft Limited Partnership and issued a note for this amount. The note had a maturity of October 14, 2004 and provided for interest at 13% per annum. The principal and interest were to be paid in equal quarterly installments beginning on January 14, 1998. ATSI made scheduled payments on the note and also offset amounts due from the holder for the exercise of warrants against amount due under the note. The outstanding balance of the note on January 31, 2000 was approximately $440,000. ATSI offered Beachcraft the option to convert the outstanding balance to shares of ATSI common stock at a conversion price of $1.1844. Beachcraft accepted the offer, and ATSI issued 319,286 shares of common stock to Beachcraft Limited Partnership and 51,317 shares to Beachcraft's designee Data Processing Services.

Series A Preferred Stock

      On February 4, 2000, ATSI issued 10,000 shares of its series A preferred stock to Kings Peak, LLC. ATSI agreed to register the common stock into which the series A preferred stock may be converted.

      Kings Peak may convert each share of series A preferred stock into that number of shares of common stock that is equal to $1000 plus accrued but unpaid dividends, divided by a conversion price that is a discount to market, as described below. The conversion price is reset on each annual anniversary of the issuance.

      The conversion price is the greater of:

      . 75% of the average of the price of ATSI's common stock for the twenty trading days preceding the issuance of the shares, or the anniversary of the issuance of the shares as applicable

          or

      .   75% of the initial conversion price.

The initial conversion price is $1.849, which is the average of the market price of ATSI's common stock for the twenty trading days ending on February 4, 2000. The price of ATSI's common stock for each of these days is the closing price on the American Stock Exchange. The conversion price will be reset on February 4, 2001. The market price on February 4, 2000 was $4.1250.

      The series A preferred stock provides for a dividend of 10% per annum, payable each June, September, December, and March. Accrued but unpaid dividends at the time of conversion will be converted to common stock using the conversion price stated above.

      If Kings Peak elects to convert all of its series A preferred stock prior to February 4, 2001, the first anniversary of its issuance, we will issue 540,833 shares of common stock, plus shares of common stock equal to accrued but unpaid dividends divided by the conversion price. Since we do not know when Kings Peak will convert its preferred stock, we do not know how many shares may be issued with respect to dividends. As of June 1, accrued but unpaid dividends equaled approximately $33,333, with another $25,000 to accrue quarterly. We have included 54,083 shares of common stock in the prospectus for the conversion of dividends, which is the number of shares that would be issued if Kings Peak converted its preferred stock on the day prior to the first anniversary of the issue date, and we had not paid any dividends in cash during that time.

      We do not know if Kings Peak will convert its series A preferred stock prior to the first anniversary of it issuance. The conversion price will be reset on the first anniversary, so if Kings Peak does not convert its preferred stock prior to this time, we do not know how many shares of common stock we will issue upon conversion since the conversion price floats with the market.

      Under the terms of the registration rights agreement we signed with Kings Peak at the time we issued our series A preferred stock we are required to pay liquidated damages of $25,000 for failing to file a registration statement for the underlying common stock by April 30, 2000. We filed a registration statement on April 28, 2000. If the registration statement is not effective by July 29, 2000 we will have to pay damages of $25,000, with an additional $25,000 for each 30 day period that we fail to meet this target.

      The original terms of the series A preferred stock are described in more detail in the section captioned "Features of Series A Preferred Stock.

                             SELLING SHAREHOLDERS

      During fiscal 1998, 1999 and the first nine months of fiscal 2000 we have issued 4,882,008 shares of common stock and 1,721,832 warrants in private placements of common and preferred stock.

      There are 24 selling shareholders. The selling shareholders who acquired their shares by conversion of convertible notes are: William H. and Deborah M. Ford, JoAnne Ford, Mathew Clyde Gray, Elizabeth Gray, Larry P. Baker, Emerson Banack, Jr., Ben J. Chilcutt, Dan Gostylo, William A. Jeffers, Jr., Peter Kilpatrick, Peter A. Leininger, Darren E. Meyer, Mary
      T. Meyer, Bruce Hall, Gene Meyer, and Robert Voelker. The selling shareholders who acquired their shares on conversion of the Beachcraft Note are

      Beachcraft and Data Processing Services. The selling shareholders who acquired their shares in the private placement of common stock to raise funds to retire convertible debt are Beachcraft, Larry Peterson, and E. Andrew Sensenig.

      The selling shareholders and their affiliates have not held any position, office or other material relationship with ATSI, other than as described below during the three years preceding the date of this prospectus.

      . The selling shareholders that acquired their shares of common stock upon conversion of the convertible notes were issued warrants for the purchase of ATSI common stock at the time of the issuance of the convertible notes. See the section entitled "Convertible Notes," above. Each of these selling shareholders has since exercised these warrants.

      . Peter Kilpatrick and Emerson Banack, Jr. are shareholders with the law firm Langley & Banack, Inc. and William Jeffers, Jr. is a withdrawn shareholder with that firm. Peter Kilpatrick, Emerson Banack, Jr., and other attorneys at Langley & Banack perform legal services for us, primarily in connection with litigation matters. A member of our Board of Directors, Robert B. Werner is also a shareholder with the firm. During the twelve months ending April 28, 2000, the firm performed services for which we have been billed approximately $87,000. Peter Kilpatrick and Emerson Banack, Jr. have exercised warrants during the past three years that were issued in private placements.

      . E. Andrew Sensenig is a member of the Board of Directors and Vice Chairman of Travis Morgan Securities, Inc., and is a member of the Board of Directors of the parent of Travis Morgan. Travis Morgan assisted us in obtaining conversion of a portion of the convertible notes and placing the 533,774 shares of common stock that were issued to raise funds to retire a portion of the convertible notes as described in the section of this prospectus captioned "Convertible Notes" on page 22. We issued Travis Morgan 118,800 shares of common stock as a fee for these services. Mr. Sensenig has exercised warrants during the past three years that were issued in private placements.

      . Dan Gostylo is an employee of Providence Commercial Real Estate Services, and has acted as a broker in connection with our office lease for approximately 15,000 square feet having a one hundred and two-month term. Mr. Gostylo's commission in connection with this lease was paid by the landlord. Mr. Gostylo has exercised warrants during the past three years that were issued in a private placement. Mr. Gostylo has also been issued common stock during the past three years pursuant to ATSI's call of warrants that were issued in a private placement.

      . David Strolle, Larry A. Peterson and Larry Baker have each been issued common stock during the past three years pursuant to ATSI's call of warrants that were issued in a private placement.

The shareholders, the amount of common stock owned as of July 12, 2000 the maximum amount of common stock that may be offered under the Registration statement, and the percentage ownership in ATSI upon completion of the offering is shown in the table below.

---------------------------------------------------------------------------------------------------
                                    Amount of        Maximum         Amount of        % of Common
                                   Common Stock     Amount of       Common Stock      Stock Owned
Name                               Owned as of     Common Stock      Owned upon          upon
                                     July 12,      that may be     completion of     completion of
                                       2000          Offered          offering         offering
---------------------------------------------------------------------------------------------------
Beachcraft Limited Partnership      3,324,301       1,659,278       1,665,023              2.48%
---------------------------------------------------------------------------------------------------
Data Processing Services              202,076          51,317         150,759       Less than 1%
---------------------------------------------------------------------------------------------------
Larry Peterson                        401,866          25,329         376,577       Less than 1%
---------------------------------------------------------------------------------------------------
E. Andrew Sensenig                    368,554         276,260          92,264       Less than 1%
---------------------------------------------------------------------------------------------------
William H & Deborah M. Ford            35,443          12,443          23,000       Less than 1%
---------------------------------------------------------------------------------------------------
JoAnne Ford                             8,539           3,111           5,428       Less than 1%
---------------------------------------------------------------------------------------------------
Mathew Clyde Gray                       6,982           1,555           5,427       Less than 1%
---------------------------------------------------------------------------------------------------
Elizabeth Gray                          6,982           1,555           5,427       Less than 1%
---------------------------------------------------------------------------------------------------
Larry P. Baker                        215,829          15,554         200,275       Less than 1%
---------------------------------------------------------------------------------------------------
Emerson Banack, Jr.                   100,994          27,531          73,463       Less than 1%
---------------------------------------------------------------------------------------------------
Ben J. Chilcutt                       569,467          62,213         507,254       Less than 1%
---------------------------------------------------------------------------------------------------
Dan Gostylo                           170,850          11,170         159,680       Less than 1%
---------------------------------------------------------------------------------------------------
William A. Jeffers, Jr.               248,956          55,852         193,104       Less than 1%
---------------------------------------------------------------------------------------------------
Peter Kilpatrick                       21,029          10,094          10,965       Less than 1%
---------------------------------------------------------------------------------------------------
Peter A. Leininger                     55,852          55,852               0       Less than 1%
---------------------------------------------------------------------------------------------------
Darren E. Meyer                        83,792           9,332          65,128       Less than 1%
---------------------------------------------------------------------------------------------------
Mary T. Meyer                          83,792           9,332          65,128       Less than 1%
---------------------------------------------------------------------------------------------------
Bruce Hall                            122,953           6,221         116,732       Less than 1%
---------------------------------------------------------------------------------------------------
Gene Meyer                             45,216           3,111          42,105       Less than 1%
---------------------------------------------------------------------------------------------------
Robert Voelker                         35,855           3,111          32,744       Less than 1%
---------------------------------------------------------------------------------------------------
Steve Tsengas                         496,167          31,107         465,060       Less than 1%
---------------------------------------------------------------------------------------------------
Adam Vorberg                          640,711         245,749         394,962       Less than 1%
---------------------------------------------------------------------------------------------------
Christopher Vorberg                    55,852          55,852               0       Less than 1%
---------------------------------------------------------------------------------------------------
Kings Peak LLC                              0         540,833               0        Less than 1%
---------------------------------------------------------------------------------------------------

Explanation of Table
--------------------

 . The amount of shares listed in the table, as "owned" by all selling shareholders is their beneficial ownership of ATSI stock as represented to us as of July 12, 2000.

 . The amount of shares listed in the table as the maximum amount of common stock that may be offered by Kings Peak LLC represent the number of shares that they may purchase under the Series A preferred stock assuming a conversion price of $1.849 per share, the initial conversion price of the Series A preferred stock until February 4, 2001.

 . The amount of shares listed in the table as the maximum amount of common stock that may be offered by all other selling shareholders is the number of shares being registered as a part of this prospectus representing the shares issued to them on March 13, 2000 in exchange for convertible notes, to raise funds necessary to pay off certain convertible notes and in exchange for an outstanding notes payable.

 . The percentage ownership of each of the selling shareholders in the table above was calculated as the number of beneficial shares which would be held by each shareholder assuming they sold all shares related to this prospectus as a percentage of our total shares outstanding.

                             PLAN OF DISTRIBUTION

      The registration statement of which this prospectus forms a part has been filed to satisfy registration rights held by the selling shareholders under agreements between ATSI and the selling shareholders. To ATSI's knowledge, as of this date, none of the selling shareholders has entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the shares offered by them, nor does ATSI know the identity of the brokers or market makers which might participate in such an offering. We have not agreed to pay any underwriting discounts or commissions. We have agreed to pay the expenses of registration of the shares of common stock included in this prospectus. Our expenses as of July 12, 2000 for the registration of the common stock are approximately $40,000.00.

      The shares being registered and offered may be sold from time to time by the selling shareholders while the Registration statement is in effect. The selling shareholders will act independently of ATSI in making decisions with respect to the timing, manner, and size of each sale. The sales may be made on the American Stock Exchange or otherwise, at prices and on terms then prevailing or at prices related to the market price, or in negotiated transactions.

      The shares may be sold by one or more of the following methods:

      (1) A block trade in which the broker-dealer engaged by a selling shareholder would attempt to sell shares as agent but may position and resell a portion of the block as principal to facilitate the transaction.

      (2) Purchases by the broker-dealer as principal and resale by such broker or dealer for its account according to this prospectus.

      (3) ordinary brokerage transactions and transactions in which the broker solicits purchasers.

      To our knowledge, none of the selling shareholders has, as of the date of this prospectus, entered into any arrangement with a broker or dealer for the sale of shares through a block trade, special offering, or secondary distribution of a purchase by a broker-dealer. In effecting sales, broker-dealers engaged by a selling shareholder may arrange for other broker-dealers to participate. Broker-dealers may receive commissions or discounts from a selling shareholder in amounts to be negotiated.

      In offering the shares, the selling shareholders and any broker-dealers who execute sales for the selling shareholders may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with such sales, and any profits realized by the selling shareholders and the compensation of such broker-dealers may be deemed to be underwriting discounts and commissions.

      We have agreed to keep the Registration statement of which this prospectus is a part effective until the Selling Shareholders sell the shares of common stock offered under this prospectus or until one year following the effective date of the Registration statement of which this prospectus is a part, whichever comes first. No sales may be made pursuant to this prospectus after this date unless we amend or supplement this prospectus to indicate that we have agreed to extend the effective period.

      We cannot assure you that any of the selling shareholders will sell any or all of the shares of common stock registered in the Registration statement.

                                 LEGAL MATTERS

      The validity of the shares of common stock offered hereby is being passed upon by Alice King, Esq., San Antonio, Texas. Alice King is ATSI's Corporate Counsel and is an employee.

                                    EXPERTS

      The financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

   Reference is made to said reports, which include an explanatory paragraph with respect to the uncertainty regarding the Company's ability to continue as a going concern as discussed in Note 2 to the financial statements.

                      WHERE YOU CAN FIND MORE INFORMATION

   Government Filings. We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. The SEC public reference room in Washington D.C. is located at 450 Fifth Street, N.W., Washington D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov.
                                            -------------------

   Information Incorporated by Reference. The SEC allows us to "incorporate by reference" the information we file with them which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and replace information previously filed, including information contained in this prospectus.

   We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering has been completed.

 . Our Amended Annual Report on Form 10-K/A for the year ended July 31, 1999 . Our Amended Quarterly Reports on Form 10-Q/A for the quarters ended October
   31, 1999 and January 31, 2000;

 .  Our Quarterly Report on Form 10-Q for the quarter ended April 30, 2000
 .  Our Proxy Statement dated  October 25, 1999 for our annual meeting of shareholders;
 . The description of our common stock included in our Registration statement on Form S-4 filed on March 6, 1998.

You may request a free copy of these filings by writing or telephoning us at the following address:

      American TeleSource International, Inc.
      Investor Relations
      12500 Network Blvd., Suite 407
      San Antonio, Texas 78249
      (210) 558-6090.

We will not send exhibits to these documents unless the exhibits are specifically incorporated by reference in this document.

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

      The following are the expenses (estimated except for the SEC registration fee) for the issuance and distribution of the securities being registered, all of which will be paid by ATSI:

      SEC Registration                       $ 4,306.51
      Legal                                  $25,000.00
      Printing                               $10,000.00
      Miscellaneous                              500.00
                                             ----------

             Total:                          $39,806.51

ATSI will not pay commissions and discounts of underwriters, dealers or agents, if any, or any transfer taxes.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

As permitted by Section 145 of the Delaware General Corporation Law, ATSI's Amended and Restated Certificate of Incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach or alleged breach of their duty of care. In addition, the DGCL and ATSI's Bylaws provide for indemnification of ATSI's directors and officers for certain liabilities and expenses that they may incur in such capacities. In general, directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of ATSI, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful.

     ATSI has purchased insurance with respect to, among other things, the liabilities that may arise under the provisions referred to above. The directors and officers of ATSI are also insured against liabilities, including liabilities arising under the Securities act of 1933, as amended, which might be incurred by them in their capacities as directors and officers of ATSI and against which they are not indemnified by ATSI.

     In connection with this offering, Kings Peak LLC (or its assignees under a Registration Rights Agreement signed by ATSI and Kings Peak LLC) has agreed to indemnify ATSI, and its officers, directors and controlling persons, against any losses, claims, damages or liabilities to which they may become subject that arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in this prospectus or the Registration statement any omission or alleged omission to state in this prospectus or the Registration statement material fact required to be stated or necessary to make the statements in this prospectus or the Registration statement not misleading, to the extent that such statement or omission was made in reliance on the written information furnished to ATSI by The Shaar Fund.

ITEM 16.   EXHIBITS.

4.1 Form of letter dated December 30, 1999 from H. Douglas Saathoff, Chief Financial Officer of American TeleSource International, Inc. to holders of Convertible Notes (Exhibit 4.1 to Registration Statement on Form S-3 (No. 333-35846) filed April 28, 2000)

4.2 Form of letter dated January 24, 2000 from H. Douglas Saathoff, Chief Financial Officer of American TeleSource International, Inc. to holders of Convertible Notes (Exhibit 4.2 to Registration Statement on Form S-3 (No. 333-35846) filed April 28, 2000)

4.3 Certificate of Designation Preferences and Rights of 10% Series A Cumulative Convertible Preferred Stock (Exhibit 10.43 to Annual Report on Form 10-K for the year ending July 31, 1999 filed on October 26, 1999)

4.4 Registration Rights Agreement between American TeleSource International, Inc. and Kings Peak, LLC dated February 4, 2000 (Exhibit 4.4 to Registration Statement on Form S-3(No. 333-35846) filed April 28, 2000)

4.5 Form of Convertible Note for $2.2 million principal issued March 17, 1997 (Exhibit 4.5 to Registration Statement on Form S-3 (No. 333-35846) filed April 28, 2000)

4.6 Form of Modification of Convertible Note (Exhibit 4.6 to Registration Statement on Form S-3 (No. 333-35846) filed April 28, 2000)

4.7 Promissory Note issued to Four Holdings Ltd. dated October 17, 2000 (Exhibit 4.7 to Registration Statement on Form S-3 (No. 333-35846) filed April 28, 2000)

4.8 Certificate of Designation, Preferences and Rights of 6% Series B Cumulative Convertible Preferred Stock (Exhibit 10.34 to Registration Statement on Form S-3 (No. 333-84115) filed August 18, 1999)

4.9 Certificate of Designation, Preferences and Rights of 6% Series C Cumulative Convertible Preferred Stock (Exhibit 10.40 to Registration Statement on Form S-3 (No. 333-84115) filed October 26, 1999)

4.10 Securities Purchase Agreement between The Shaar Fund Ltd. and ATSI dated July 2, 1999 (Exhibit 10.33 to Registration Statement on Form S-3 (No. 333-84115) filed August 18, 1999)

4.11 Common Stock Purchase Warrant issued to The Shaar Fund Ltd. by ATSI dated July 2, 1999 (Exhibit 10.35 to Registration Statement on Form S-3 (No. 333-84115) filed August 18, 1999)

4.12 Registration Rights Agreement between The Shaar Fund Ltd. and ATSI dated July 2, 1999 (Exhibit 10.36 to Registration Statement on Form S-3 (No. 333-84115) filed August 18, 1999)

4.13 Securities Purchase Agreement between The Shaar Fund Ltd. and ATSI dated September 24, 1999 (Exhibit 10.39 to Registration Statement on Form S-3 (No. 333-89683) filed October 26, 1999)

4.14 Common Stock Purchase Warrant issued to The Shaar Fund Ltd. by ATSI dated September 24, 1999 (Exhibit 10.41 to Registration Statement on Form S-3 (No. 333-89683) filed October 26, 1999)

4.15 Registration Rights Agreement between The Shaar Fund Ltd. and ATSI dated September 24, 1999 (Exhibit 10.42 to Registration Statement on Form S-3 (No. 333-89683) filed October 26, 1999)

4.16 Amended ad Restated 1997 Option Plan (Exhibit 10.30 to Registration Statement on Form S-4 (No. 333-47511) filed March 6, 1998)

4.17 Form of 199 Option Plan Agreement (Exhibit 10.7 to Registration Statement on Form 10 (No. 000-3007) filed August 22, 1997)

4.18 American TeleSource International, Inc. 1998 Stock Option Plan (Exhibit
     4.7 to Registration Statement on Form S-8 filed January 11, 2000)

4.19 Securities Purchase Agreement between The Shaar Fund Ltd. and ATSI dated February 22, 2000 (Exhibit 4.5 to Registration Statement on Form S-3(No. 333-89683) filed on April 13, 2000

4.20 Certificate of Designation, Preferences and Rights of 6% Series D Cumulative Convertible Preferred Stock of American TeleSource International, Inc. (Exhibit 4.6 to Registration Statement on Form S-3(No. 333-89683) filed on April 13, 2000)

4.21 Common Stock Purchase Warrant issued to The Shaar Fund Ltd. by American TeleSource International dated February 22, 2000 (Exhibit 4.7 to Registration Statement on Form S-3(No. 333-89683) filed on April 13,
     2000)


4.22 Common Stock Purchase Warrant issued to Corporate Capital Management LLC by American TeleSource International dated February 22, 2000 (Exhibit 4.8 to Registration Statement on Form S-3(No. 333-89683) filed on April 13,
     2000)

4.23 Registration Rights Agreement between The Shaar Fund Ltd. and ATSI dated February 22, 2000 (Exhibit 4.9 to Registration Statement on Form S-3 (No. 333-89683) filed on April 13, 2000)

5.1  Opinion regarding legality

23 Consent of Arthur Andersen LLP (Exhibit to this Registration statement on Form S-3 filed July 14, 2000)

24 Power of Attorney (included on signature page to the Registration statement)

ITEM 17.  UNDERTAKINGS

The undersigned registrant hereby undertakes:

     A. Undertakings Regarding Amendments to this Prospectus and the Registration statement

     1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;


          (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" in the effective Registration statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration statement or any material change to such information in the Registration statement.

     Provided, however, that the undertakings set forth in paragraphs (1)(A)(i) and (ii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by ATSI pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration statement.

     2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     B. Undertaking Regarding Filings Incorporating Subsequent Exchange Act Documents by Reference. ATSI hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of ATSI's Annual Report on Form 10-K pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of any employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in this Registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     C. Undertaking in Respect of Indemnification. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling person of ATSI pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by ATSI of expenses incurred or paid by a director, officer or controlling person of ATSI in the successful defense of any action , suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Antonio, State of Texas on the 14th day of July 2000.

                                   AMERICAN TELESOURCE INTERNATIONAL, INC.

                                   By:  /s/  H. Douglas Saathoff
                                        ------------------------
                                        H. Douglas Saathoff
                                        Chief Financial Officer
                                        (Duly authorized officer)

                                        POWER OF ATTORNEY

     Each person whose signature appears below constitutes and appoints H. Douglas Saathoff as attorney-in-fact, with the power of substitution, for him in any and all capacities, to sign this

Registration statement and any amendments to this Registration statement and to file the same, with exhibits thereto and other documents in connection therewith, with the SEC, granting to said attorney-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     In witness whereof, each of the undersigned has executed this Power of Attorney as of the date indicted.

     Pursuant to the requirements of the Securities Act of 1933, this Registration statement has been signed by the following persons in the capacities and on the date indicated.


/s/ Arthur L. Smith        Chairman of the Board of Directors   April 28, 2000
--------------------------
Arthur L. Smith            Chief Executive Officer
                           Director
                           (Principal Executive Officer)


/s/ H. Douglas Saathoff    Chief Financial Officer              April 28, 2000
--------------------------
H. Douglas Saathoff        Senior Vice President
                           Secretary Treasurer
                           (Principal Accounting
                           and Financial Officer)

/s/ Richard C. Benkendorf  Director                             April 28, 2000
--------------------------
Richard C. Benkendorf

/s/ Carlos K. Kauachi      Director                             April 28, 2000
--------------------------
Carlos K. Kauachi

/s/ Murray R. Nye          Director                             April 28, 2000
--------------------------
Murray R. Nye

/s/ Tomas Revesz           Director                             April 28, 2000
--------------------------
Tomas Revesz

/s/ Robert B. Werner       Director                             April 28, 2000
--------------------------
Robert B. Werner